UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-05426
Investment Company Act File Number

AIM Investment Funds (Invesco Investment Funds)
(exact name of registrant as specified in its charter)

Delaware
Invesco Oppenheimer SteelPath MLP Select 40 Fund (27-1423380); Invesco Oppenheimer SteelPath MLP Alpha Fund (27-1575849); Invesco Oppenheimer SteelPath MLP Alpha Plus Fund (45-4066290); Invesco Oppenheimer SteelPath MLP Income Fund (27-1575900)

(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

11 Greenway Plaza, Suite 1000 Houston, Texas	77046-1173
(Address of principal executive offices)	(Zip Code)

(713) 626-1919
(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. Rule 30a-1 under the 1940 Act requires that a registered management investment company file an annual report on Form N-CEN at least every twelve months and not later than 75 calendar days after the close of each fiscal year.  The Registrant’s most recent fiscal year ended November 30, 2019.

On February 10, 2020, the Registrant filed Form 12b-25 with the Securities and Exchange Commission (the “Commission”), notifying the Commission that the filing of Form N-CSR with respect to the Invesco Oppenheimer SteelPath MLP Select 40 Fund, Invesco Oppenheimer SteelPath MLP Alpha Fund, Invesco Oppenheimer SteelPath MLP Alpha Plus Fund, and Invesco Oppenheimer SteelPath MLP Income Fund, each a series of the Registrant (collectively, the “Funds”), would be late (the “N-CSR 12b-25”).  On

February 14, 2020, the Registrant filed Form 12b-25 with the Commission, notifying the Commission that the filing of Form N-CEN with respect to the Funds would be late (the “N-CEN 12b-25”).

The Registrant was unable to complete and file its Form N-CSR and Form N-CEN on behalf of the Funds relating to the fiscal year ended November 30, 2019 within the prescribed time period without unreasonable effort or expense. Sponsorship and management of the Funds changed from OppenheimerFunds, Inc. to Invesco Advisers, Inc. on May 24, 2019, and the Funds engaged a new auditor, PricewaterhouseCoopers LLP, to audit the financial statements for the fiscal year ended November 30, 2019. This is the first fiscal year the Registrant is preparing the Funds’ annual financial statements, and the Registrant is working to resolve an accounting policy matter that requires further analysis and that has resulted in a delay in finalizing the Funds’ current year financial statements.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report in a timely manner. In light of the facts and circumstances described above, it was impractical for the Registrant to (1) transmit the Annual Report to shareholders by January 29, 2020 and to file Form N-CSR by the extended filing date provided by the N-CSR 12b-25, and (2) file Form N-CEN by the extended filing date provided by the N-CEN 12b-25. Registrant respectfully requests that the date for filing the Form N-CSR be extended to April 10, 2020 and the date for filing the Form N-CEN be extended to April 13, 2020.

The Registrant strongly believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II
OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Sheri Morris, President, Principal Executive Officer and Treasurer
AIM Investment Funds (Invesco Investment Funds)
11 Greenway Plaza, Suite 1000
Houston, Texas 77046-1173
(713) 214-4354

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

AIM Investment Funds (Invesco Investment Funds)

By:	/s/Sheri Morris
Sheri Morris, President, Principal Executive Officer and Treasurer

Date: February 25, 2020